Contact

www.linkedin.com/in/brett-renzenbrink-54538130 (LinkedIn)
www.dinsmore.com/brett-m-renzenbrink/ (Company)

Top Skills

Legal Writing
Civil Litigation
Legal Research

Languages

Spanish

Publications

Automated Do-It-Yourself Legal Services Leave Many Businesses Holding the Bag

LNL Attorneys Named to 2016 Rising Stars List and 2016 Super Lawyers List

Stomping Out Molehills: How To Win Business Disputes Before They Start

Strauss Troy Attorney Brett Renzenbrink Contributes Legal Advice to WCPO

Renzenbrink Named to 2021 "40 Under 40" Class

Brett Renzenbrink

Outside CLO I Venture Investor/Board Member I Published Author I Former Founder & Entrepreneur I "40 Under 40"
Cincinnati, Ohio, United States

Experience

Dinsmore & Shohl LLP
Partner
May 2023 - Present (1 year 8 months)

7Cs Direct
Board of Directors
January 2023 - Present (2 years)
Montego Bay, Saint James, Jamaica

7CS offers a hybrid nearshore staffing and artificial intelligence experience for US companies struggling to find simple/economical, but elevated staffing solutions. 7CS has recruitment and training differentiators that enable it to leverage elite, customer service oriented & (1st Language) English fluent Jamaican talent. Typical engagements involve back office solutions, accounting, software lead generation, appointment setting, subscription sales (but with 7CS leadership and training (coupled with Jamaican spirit!), any traditionally off-shored position could be served well with 7CS.

Ulmer & Berne LLP
Partner I Associate Development Director
February 2022 - May 2023 (1 year 4 months)

BHMK Law
Shareholder I Chief Marketing Officer
May 2018 - February 2022 (3 years 10 months)

Brett acts as "Outside CLO" (Chief Legal Officer) for a number of start-ups, emerging, and established Cincinnati/Northern Kentucky organizations of all sizes (from single member LLC start-ups to companies with nine-figure annual revenue and hundreds of employees). In this role, Brett adds accretive value to his client-partner's growth, while forecasting blind spots and mitigating risk. In particular, Brett enjoys:

1. Working with entrepreneurs/investors/business-owners to design corporate strategy, and build out plans for growth/protection;

2. Analyzing property/leasing issues;

3. Developing and implementing best practices for compliance with employees and independent contractors;

4. Negotiating with vendors and customers to create maximum net-benefit business relationships;

5. Instituting pro-active/preventative litigation strategy and defending/enforcing corporate rights when suit is initiated (including internal partner disputes);

Luper Neidenthal & Logan
Partner I Managing Attorney, Cincinnati
January 2015 - May 2018 (3 years 5 months)
Cincinnati, Ohio Area

Cincinnati Managing Attorney of Luper Neidenthal & Logan, a Columbus-based general practice firm providing clients with a wide continuum of legal expertise and guidance. LNL is capable of "A-Z" representation, injecting Midwest values and sensibilities into matters of extreme complexity or national/global scope.

Wide variance of competency in many areas with focal points including general business matters/litigation (including matters ranging from LLC formation/governance to complex shareholder or private financing disputes), complex commercial disputes, negotiation/contract, and banking/lien/real property disputes.

Strauss Troy
Associate
April 2013 - January 2015 (1 year 10 months)

Associate attorney focused on efficient and aggressive representation of clients in numerous arenas, including but not limited to Real Estate (Commercial and Residential), Regulatory Compliance, Entity Representation/Contract Negotiation and Maintenance, Business Litigation, and individual Civil Litigation.

Luper Neidenthal & Logan
Associate
September 2012 - April 2013 (8 months)

Associate attorney focusing in all facets of lender representation. Foreclosure experience spans the entirety of the process from first legal to appellate oral arguments. Includes successfully handling extremely complex HUD and "robosigning" defenses.

Experienced also in all facets of civil litigation, and significant staff management.

Renzenbrink Law, PLLC
Attorney at Law
October 2010 - October 2012 (2 years 1 month)

· Responsible for all firm operations including client recruitment, marketing, management/payroll,
finances/accounting, client representation
· Handle a multitude of legal issues including Immigration, Criminal Defense (Felony), Civil,
Labor/Employment, and act as general legal counsel for several small businesses

Hamilton County Court of Common Pleas
Law Clerk/Staff Attorney
May 2011 - September 2012 (1 year 5 months)
Cincinnati, Ohio

Drafted many complex Court decisions, including Commercial/Residential Foreclosure, Board of Revision, Unemployment, Workers Comp, etc...

Responsible for processing pleadings, motions, and orders for highest volume courtroom in the state of Ohio.

The Law Office of Alexandria Lubans-Otto
Junior Associate
May 2010 - October 2010 (6 months)

· Acted as second counsel in all Immigration and Criminal Defense matters
· Researched issues, drafted client correspondence, and trial preparation
· Handled immigration issues including asylum, LPR applications, naturalization, Padilla motions, removal,
and visas

The Ohio Justice and Policy Center
Junior Associate
June 2009 - May 2010 (1 year)

· Argued and won a case in the US 6th Circuit Court of Appeals on a §1983 claim

· Represented clients, drafted briefs on constitutional issues, and conducted trial

———

Education

Northern Kentucky University—Salmon P. Chase College of Law
Doctor of Law - JD · (2007 - 2009)

The Ohio State University
Bachelor of Arts, Interpersonal Communication & Professional Writing · (2004 - 2007)